SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 11-K/A

Amendment No. 1 to

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 0-8570

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MANDALAY RESORT GROUP
3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND INVESTMENT PLAN

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of Mandalay Resort Group Employees’ Profit Sharing and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Mandalay Resort Group Employees’ Profit Sharing and Investment Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Index to Financial Statements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
June 13, 2003

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 AND 2001

	2002	2001

INVESTMENTS, at fair value	$102,445,115	$88,924,462

CASH	7,083,560	6,045,884

CONTRIBUTIONS RECEIVABLE:
Employee	308,233	291,486

Employer	216,398	159,032

NET ASSETS AVAILABLE FOR BENEFITS	$110,053,306	$95,420,864

The accompanying notes are an integral part of these financial statements.

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

CONTRIBUTIONS:

Employee	$14,082,659

Employer automatic	5,552,570

Employer matching	1,063,828

Total contributions	20,699,057

INVESTMENT INCOME:

Interest	2,619,671

Cash dividends	498,998

Net unrealized appreciation and realized gains	1,157,317

Total investment income	4,275,986

BENEFIT DISTRIBUTIONS	(10,342,601)

INCREASE IN NET ASSETS	14,632,442

NET ASSETS, beginning of year	95,420,864

NET ASSETS, end of year	$110,053,306

The accompanying notes are an integral part of these financial  statements.

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(1)           Description of the Plan

The following description of the Mandalay Resort Group Employees’ Profit Sharing and Investment Plan (the “Plan”) provides only general information.  Plan participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted as a 401(k) plan by the Board of Directors of Circus Circus Enterprises, Inc. in August 1985.  Effective June 18, 1999, the Company’s name was changed from Circus Circus Enterprises, Inc. to Mandalay Resort Group (“MRG”). The Plan has been approved by the Board of Directors of each of its wholly owned subsidiaries which are participating employers (collectively referred to as the “Company”).  Certain other amendments have been made to the Plan from time to time, including those necessary to comply with Internal Revenue Service and Department of Labor guidelines.

The Plan is administered by MRG except with respect to investments (see Note 2).  Plan amendments must be approved by MRG’s Board of Directors.

The Plan is a voluntary defined contribution plan covering primarily nonunion employees of at least age 21 who have completed one year of service, including at least 1,000 hours of service as defined in the Plan.  Employees may enter the Plan in  January or July of each year coinciding with or next following the date that eligibility requirements are met.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Contributions

Contributions to the Plan are limited under certain provisions of the Internal Revenue Code (the “Code”).

Employee Savings Contributions

The Plan provides for each participant to contribute up to 15% of his/her compensation unless otherwise reduced to comply with limitations as contained in the Code.  The participants may elect to have such contributions invested in any of seven investment options (see Note 2 “Investment Options”).

A 2% automatic employee contribution was effective April 1, 2001 and applies to those participants in the Plan who do not otherwise have an employee contribution agreement in effect and have not formally declined the automatic employee contribution.

Savings contributions are accepted on the condition that they fall within certain limitations contained in the Plan document.  Savings contributions that do not comply with those limitations are returned (with the earnings, if any, on such amount) to the participant after the Plan year end.

Employer Automatic Contributions

The Company contributes an amount to each eligible participant’s account annually based on years of credited service (as defined).  Automatic contributions, ranging from $250 for one year of credited service to $800 for eight or more years of credited service, are funded in cash.

Employer Matching Contributions

The Company matches 25% of participant savings contributions up to specified maximum amounts per participant ranging from $62.50 for one year of credited service to $200 for eight or more years of credited service.  The contributions are funded in cash.

Employer Discretionary Contributions

The Plan also provides for discretionary contributions to be made by the Company, if approved by MRG’s Board of Directors.  No employer discretionary contributions had been made for the years ended December 31, 2002 and 2001.

Vesting

Employer contributions and earnings thereon begin vesting in annual 20% increments after two years of service (as defined in the Plan) and are completely vested after six years of service.  All employee contributions and earnings thereon are 100% vested.

The Plan requires a participant to reach age 65 and to complete five years of Plan participation to qualify for normal retirement. All accounts are fully vested at the time of normal retirement.  In the event of death or total disability (as defined) of a participant, the participant’s accounts also become fully vested.

Upon termination of employment prior to normal retirement, total disability or death, the unvested portion of a participant’s account is forfeited.  Such forfeitures of $309,475 occurring during the 2001 Plan year were allocated among the remaining participants in proportion to the respective participant’s automatic contributions for the 2002 Plan year.  Forfeitures for the 2002 plan year will be allocated among the remaining participants in proportion to the respective participant’s automatic employer contributions for the 2003 Plan year.

Benefits

The benefit to which a participant is entitled is paid in a lump sum.  The following benefits are payable under the provisions of the Plan:

Retirement Benefit

Upon the later of reaching normal retirement age (65 years of age) or accumulating five years of Plan participation, a participant is entitled to a retirement benefit in an amount equal to 100% of the participant’s account balance.

Death Benefit

In the event of the death of a participant, such participant’s designated beneficiary is entitled to a death benefit in an amount equal to 100% of the participant’s account balance.

Disability Benefit

In the event a participant becomes totally disabled (as defined), such participant is entitled to a disability benefit in an amount equal to 100% of the participant’s account balance.

Severance of Employment Benefit

In the event a participant’s employment with the Company is terminated (for reasons other than retirement, death or disability), such participant is entitled to a severance of employment benefit in an amount equal to the participant’s vested account balance.

Benefits Payable

Net assets available for benefits at December 31, 2002 and 2001 include the market values of $913,819 and $678,798, respectively, for distributions to be paid subsequent to year end.

Concentrations of Credit Risk

All investments of the Plan are stated at quoted market values as of the date of the statement.  The Plan provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.  Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

(2)           Investment Options

Effective January 1, 1996, all employer contributions are made in cash and are directed to investment options in accordance with the participant’s investment election as of the last day of the Plan year.  All employee contributions are invested among the following seven investment options available under the Plan, at the direction of the participant. Employee contributions cannot be invested in the Employee Stock Option Plan (“ESOP”) fund. Amounts in the ESOP fund represent  employer contributions invested prior to January 1, 1996. No portion of the ESOP fund investments may be directed by participants into other funds prior to 1999.  To the extent a participant does not specifically designate investment elections, undesignated amounts will be invested in Fund B, the Fixed Income Fund, unless Wells Fargo Bank (the “Trustee”) designates a different default fund or until a designation can be obtained from the participant.  The participant-directed investment options available are as follows:

Fund A - Mandalay Common Stock Fund

This Fund is invested by the Trustee, primarily in MRG common stock.  The Trustee has discretion as to the timing and manner of purchasing shares of common stock.  Cash dividends or interest, if any, are reinvested in this fund, and any stock dividends or shares issued pursuant to a stock split on the shares held by this fund will be added to this fund.

The respective numbers of shares of MRG common stock held by this fund as of the dates indicated are as follows:

	December 31,
	2002	2001

Number of shares	521,830	564,166

Fund B - Fixed Income Fund

Investments in Fund B are generally invested by the Trustee in the Merrill Lynch Retirement Preservation Trust (the “Merrill Lynch Fund”), which is a trust fund available for investments by qualified retirement plans.  The Merrill Lynch Fund’s investment goal is to obtain high current income consistent with the preservation of capital and the maintenance of liquidity.  The Merrill Lynch Fund is invested primarily in contracts issued by insurance companies and banks which provide for a return of principal plus interest, either periodically or at maturity.  Investments may also include money market instruments.  Merrill Lynch Trust Company (“Merrill Lynch”) and Merrill Lynch Asset Management, L.P. (entities entirely owned, directly or indirectly, by Merrill Lynch & Co., Inc.) are the trustee and the investment advisor, respectively, of the Merrill Lynch Fund.

Fund C - General Common Stock Fund

This fund is invested by the Trustee in the S&P 500 Index Portfolio (the “Portfolio”), an investment fund constituting a part of the SEI Index Funds and managed by SEI Investments Fund Management.  The Portfolio seeks to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor’s 500 Composite Price Index.

Fund D - U.S. Government Securities Fund

This fund is invested by the Trustee in institutional shares of the Federated U.S. Government Securities Fund: 2-5 years (the “U.S. Fund”). The U.S. Fund invests in U.S. government securities to provide current income, and invests only in those securities with remaining maturities of five years or less.

Fund E - Capital Fund

This fund is invested by the Trustee in Class A shares of Merrill Lynch Capital Fund, Inc. (the “Capital Fund”).   The Capital Fund seeks to achieve high total investment return consistent with prudent risk by investing in equity securities, corporate bonds or money market securities.

Fund F - Small Capitalization Index Fund

This fund is invested by the Trustee in the Small Capitalization Stock Portfolio of the Vanguard Index Trust (the “Small Cap Fund”) and is administered by Vanguard’s Core Management Group.  The Small Cap Fund seeks to replicate the aggregate price and yield performance of the Russell 2000 Small Stock Index, a broadly diversified small-capitalization stock index consisting of approximately 2,000 common stocks.

Fund G - International Growth Fund

This fund is invested by the Trustee in the Scudder International Fund (the “International Fund”), one of a series of funds of Scudder International Fund, Inc. and is managed by Scudder Kemper Investments, Inc.  The International Fund seeks long-term growth of capital by investing in a diversified portfolio of marketable stocks issued by non-U.S. companies, thus permitting participation in foreign economies having prospects for growth.

The following table lists the fair value of investments at December 31, 2002 and 2001.

	December 31,
	2002	2001
Mandalay Common Stock Fund**	$15,973,216	$12,073,152
Fixed Income Fund**	46,222,861	37,638,589
General Common Stock Fund**	12,418,292	14,278,950
U.S. Government Securities Fund	4,947,733	3,254,314
Capital Fund**	6,902,853	7,113,427
Small Capitalization Index Fund**	5,314,869	5,612,092
International Growth Fund	3,023,964	3,079,253
ESOP Fund**	7,641,327	5,874,685

**                                  Represents investments equal to 5% or more of the Plan’s total net assets available for benefits.

(3)           Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Plan Expenses

Plan expenses, including accounting, legal, trustee and any other costs of administering the Plan, are paid by the Company or charged to the Plan at the discretion of MRG’s Board of Directors.  All Plan expenses during 2002 were paid by the Company.

Valuation of Investments

The values of the General Common Stock Fund, Fixed Income Fund, U.S. Government Securities Fund, Capital Fund, Small Capitalization Index Fund and the International Growth Fund are based on the closing prices of the investments included in those funds at December 31, 2002 and 2001, respectively.

The value of the MRG Common Stock Fund and the ESOP Fund are based on the latest available quoted closing price of the Company’s common stock, which was $30.61 and $21.40 per share as of December 31, 2002 and 2001, respectively.

(4)           Federal Income Taxes

The Company received its latest determination letter from the Internal Revenue Service dated November 5, 2002, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt.

(5)           Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan in whole or in part at any time.

(6)           Recent Plan Amendments

A Sixteenth Amendment to the Plan was approved by the Board of Directors on November 20, 2002, and amends the plan to allow participant investment designation changes to be made on any business day, and to permit distributions of less than $5,000 owed to a minor to be paid on behalf of the minor to a parent, legal custodian, or other relative managing the minor’s affairs; and imposes the minimum distribution requirements to comply with the requirements of Revenue Procedure 2002-29.

A Seventeenth Amendment to the Plan, effective July 1, 2002, was approved by the Board of Directors on December 31, 2002, and brings the provision allowing catch-up contributions into compliance with IRS Notice 2001-57.  The catch-up contribution applies to those participants reaching age 50 before the end of the plan year and amends the plan in accordance with and subject to Section 414(v) of the Internal Revenue Code.

EIN#  88-0121916

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND INVESTMENT PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002

At December 31, 2002 the Trustee held for the Plan the following investments:

	Number of Shares/Units	Cost	Fair Value

Mandalay Common Stock Fund*	521,830	$11,156,081	$15,973,216

Fixed Income Fund (Merrill Lynch Retirement Preservation Trust)	46,222,861	46,222,861	46,222,861

General Common Stock Fund (S&P 500 Index Portfolio - SEI Fund Management)	457,733	14,814,390	12,418,292

U.S. Government Securities Fund (Federated U.S. Government Securities Fund)	423,970	4,647,414	4,947,733

Capital Fund (Merrill Lynch Capital Fund)	310,101	9,228,576	6,902,853

Small Capitalization Index Fund (Vanguard Index Trust)	339,391	6,889,399	5,314,869

International Growth Fund (Scudder International Fund)	99,604	4,627,027	3,023,964

ESOP Fund* (Mandalay Common Stock)	249,635	6,692,644	7,641,327

	48,625,125	$104,278,392	$102,445,115

*              Party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Mandalay Resort Group, as Plan
Administrator of the Mandalay Resort
Group Employees’ Profit Sharing and
Investment Plan

June 26, 2003	By:	/s/ GLENN SCHAEFFER
Glenn Schaeffer
President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP

99.1	Certification of Michael S. Ensign Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Glenn Schaeffer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.